# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BranchOut Food Inc., CIK 0001962481
CUSIP: 105230106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0002033227
Persons authorized to receive notices and communications: Daniel L. Kaufman, 2158 Park Boulevard, San Juan, Puerto Rico (PR), 00913, (802) 368-5885

## Reporting persons
- Kaufman Kapital LLC (CIK 0002033227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 1,689,676; shared voting power 0; sole dispositive power 1,689,676; shared dispositive power 0; aggregate amount beneficially owned 1,689,676 (11% of the class); the aggregate amount excludes certain shares
  Comment: 1 This amount consists of 1,689,676 shares of Common Stock held directly by Kaufman Kapital LLC. The Reporting Persons also hold a Senior Secured Convertible Promissory Note with $2,900,000 of outstanding principal and approximately $665,000 of accrued and unpaid interest, convertible into Common Stock at $0.7582 per share (representing approximately 4,701,848 underlying shares). However, on May 14, 2026, a 9.99% beneficial ownership limitation (the "Blocker") was added to the Convertible Note, pursuant to which the Reporting Persons may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. Because the Reporting Persons' current common stock holdings exceed 9.99% of outstanding shares, and because the Blocker may only be waived upon not less than 61 days' prior written notice, the shares underlying the Convertible Note are not convertible within 60 days and are excluded from beneficial ownership pursuant to Rule 13d-3(d)(1) under the Exchange Act.
  
  2 The percentage is calculated based upon 15,316,030 shares outstanding as of May 14, 2026 (per the Issuer's Quarterly Report on Form 10-Q filed May 14, 2026). No derivative shares are included in the denominator because all derivative shares are excluded from beneficial ownership due to the Blocker.
- Daniel Louis Kaufman (CIK 0002001906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,689,676; shared voting power 0; sole dispositive power 1,689,676; shared dispositive power 0; aggregate amount beneficially owned 1,689,676 (11% of the class); the aggregate amount excludes certain shares
  Comment: 1 This amount consists of 1,689,676 shares of Common Stock held directly by Kaufman Kapital LLC. The Reporting Persons also hold a Senior Secured Convertible Promissory Note with $2,900,000 of outstanding principal and approximately $665,000 of accrued and unpaid interest, convertible into Common Stock at $0.7582 per share (representing approximately 4,701,848 underlying shares). However, on May 14, 2026, a 9.99% beneficial ownership limitation (the "Blocker") was added to the Convertible Note, pursuant to which the Reporting Persons may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. Because the Reporting Persons' current common stock holdings exceed 9.99% of outstanding shares, and because the Blocker may only be waived upon not less than 61 days' prior written notice, the shares underlying the Convertible Note are not convertible within 60 days and are excluded from beneficial ownership pursuant to Rule 13d-3(d)(1) under the Exchange Act.
  
  2 The percentage is calculated based upon 15,316,030 shares outstanding as of May 14, 2026 (per the Issuer's Quarterly Report on Form 10-Q filed May 14, 2026). No derivative shares are included in the denominator because all derivative shares are excluded from beneficial ownership due to the Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: BranchOut Food Inc.
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Comment:
EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on October 17, 2024 (the "Original 13D"), as amended by Amendment No. 1 filed on December 11, 2024, Amendment No. 2 filed on April 6, 2026, and Amendment No. 3 filed on May 7, 2026 (collectively, as amended, the "Schedule 13D"), by Daniel L. Kaufman ("Kaufman") and Kaufman Kapital LLC ("Kaufman Kapital," and together with Kaufman, the "Reporting Persons") with respect to the common stock, $0.001 par value per share (the "Common Stock"), of BranchOut Food Inc., a Nevada corporation (the "Issuer").

This Amendment is being filed to report (i) the sale by Kaufman Kapital of 213,830 shares of Common Stock on May 12, 2026, (ii) the entry by Kaufman Kapital and the Issuer into Amendment No. 3 to the Convertible Note on May 14, 2026, adding a 9.99% beneficial ownership limitation, (iii) the issuance by the Issuer of a Second Amended and Restated Senior Secured Promissory Note to Kaufman Kapital on May 15, 2026, reflecting an additional $750,000 advance, and (iv) updates to Items 3, 4, 5 and 6 of the Schedule 13D. Except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to disclose that Deven Jain, who was described in the Original 13D as having been an analyst at Kaufman Kapital since June 2024, no longer has any employment or contractor relationship with Kaufman or Kaufman Kapital. Mr. Jain's contractor relationship with Kaufman Kapital ended in early 2025. Mr. Jain continues to serve as a director of the Issuer. The Reporting Persons do not have any agreement or arrangement with Mr. Jain regarding his service as a director or his voting on any matter.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Additional Stock Sales. On May 12, 2026, Kaufman Kapital sold 213,830 shares of Common Stock in open-market transactions at a weighted average sale price of $3.26 per share (price range: $3.25-$3.45), for aggregate gross proceeds of approximately $697,086. These shares were sold pursuant to the Issuer's Registration Statement on Form S-3 (Reg. No. 333-288512). Full information regarding the number of shares sold at each separate price within this range will be provided upon request.

Additional Loan -- April 17, 2026. On April 17, 2026, Kaufman Kapital made an additional advance of $750,000 to the Issuer, and the Issuer issued an Amended and Restated Senior Secured Promissory Note in the principal amount of $2,250,000 (the "April Note"), which amended and restated the $1,500,000 Senior Secured Promissory Note issued on January 28, 2026. The April Note bore interest at 8% per annum and was secured under the Security Agreement.

Additional Loan -- May 15, 2026. On May 15, 2026, Kaufman Kapital made a further advance of $750,000 to the Issuer, and the Issuer issued a Second Amended and Restated Senior Secured Promissory Note in the principal amount of $3,000,000 (the "Current Secured Note"), which amends and restates the April Note. The Current Secured Note bears interest at 8% per annum, matures on January 28, 2027, and is not convertible into Common Stock. The Issuer's obligations under the Current Secured Note are secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement. The source of funds for both the April 17 and May 15 advances was working capital of Kaufman Kapital, derived from the personal funds of Kaufman.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

May 2026 Stock Sales. On May 12, 2026, Kaufman Kapital sold 213,830 shares of Common Stock in open-market transactions. Together with the 255,951 shares sold on May 5, 2026 (as reported in Amendment No. 3), the Reporting Persons have sold a total of 469,781 shares since the filing of Amendment No. 2.

Beneficial Ownership Limitation (Blocker). On May 14, 2026, Kaufman Kapital and the Issuer entered into Amendment No. 3 to the Convertible Note (the "Blocker Amendment"), pursuant to which a 9.99% beneficial ownership limitation was added to the Convertible Note. Under the Blocker Amendment, Kaufman Kapital may not convert any portion of the Convertible Note (whether principal or accrued interest) to the extent that, after giving effect to such conversion, Kaufman Kapital (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. The Maximum Percentage may be increased or decreased by Kaufman Kapital upon not less than sixty-one (61) days' prior written notice to the Issuer. As a result of the Blocker Amendment, shares of Common Stock underlying the Convertible Note are not currently convertible within 60 days and are excluded from the Reporting Persons' beneficial ownership calculation. See Item 5 below.

Additional Working Capital Loans. On April 17, 2026 and May 15, 2026, Kaufman Kapital made additional advances to the Issuer totaling $1,500,000, bringing the total outstanding principal under the non-convertible secured note to $3,000,000. The proceeds were used by the Issuer for working capital purposes, including production and inventory build to support customer deliveries.

Current Plans and Purposes. The Reporting Persons currently hold the securities of the Issuer for investment purposes. The Reporting Persons continuously evaluate their investment in the Issuer based on a variety of factors, including the Issuer's financial condition, results of operations, business prospects, general market and economic conditions, and other factors. Depending on such evaluation, the Reporting Persons may from time to time acquire additional securities of the Issuer (including through conversion of outstanding Convertible Note principal and accrued interest, subject to the Beneficial Ownership Limitation), dispose of some or all of the securities of the Issuer (including through open-market sales, privately negotiated transactions, block trades, registered offerings, or otherwise), or take any other action with respect to their investment in the Issuer as they may deem appropriate. Any such transactions may be effected at any time and from time to time, without prior notice, and will depend upon a variety of factors, including those described above.

Except as otherwise described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons beneficially own 1,689,676 shares of Common Stock held directly by Kaufman Kapital (consisting of 1,000,000 shares acquired upon exercise of the $1.00 Warrant on June 5, 2025, 659,457 shares acquired upon conversion of $500,000 of Convertible Note principal on January 28, 2026, and 500,000 shares acquired upon exercise of the $1.50 Warrant on May 7, 2026, less 255,951 shares sold on May 5, 2026 and 213,830 shares sold on May 12, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Excluded Shares. The Reporting Persons also hold the Convertible Note, which has a remaining principal balance of $2,900,000 and approximately $665,000 of accrued and unpaid interest as of the date hereof. Both principal and accrued interest are convertible into Common Stock at the option of the holder at a fixed conversion price of $0.7582 per share, representing an aggregate of approximately 4,701,848 underlying shares ($2,900,000 of principal = 3,824,848 shares; approximately $665,000 of interest = approximately 877,000 shares). However, as a result of the Blocker Amendment dated May 14, 2026, Kaufman Kapital may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, Kaufman Kapital would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. Because Kaufman Kapital's current common stock holdings (1,689,676 shares, or approximately 11.0% of outstanding shares) exceed the 9.99% threshold, and because the Maximum Percentage may only be increased upon not less than sixty-one (61) days' prior written notice, the shares underlying the Convertible Note are not convertible within 60 days and are therefore excluded from the Reporting Persons' beneficial ownership pursuant to Rule 13d-3(d)(1) under the Exchange Act.

Interest on the Convertible Note accrued at 12% per annum through May 7, 2026 and accrues at 8% per annum thereafter.

Based on 15,316,030 shares of Common Stock outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 14, 2026, the Reporting Persons beneficially own approximately 11.0% of the outstanding Common Stock.

Kaufman, as the sole member and manager of Kaufman Kapital, has sole voting and dispositive power over all securities held by Kaufman Kapital. Kaufman does not directly own any shares of Common Stock.
Transactions in the class effected during the past sixty days:
(c) The following transactions in the Common Stock were effected by the Reporting Persons during the past 60 days:

Date: May 5, 2026, Transaction: Sale of Common Stock, Shares: 255,951 (D), Price/Share: $3.2880 avg. ($3.25-$3.55)*, How Effected: Open market

Date: May 7, 2026, Transaction: Exercise of $1.50 Warrant, Shares: 500,000 (A), Price/Share: $1.50, How Effected: Warrant exercise

Date: May 12, 2026, Transaction: Sale of Common Stock, Shares: 213,830 (D), Price/Share: $3.26 avg. ($3.25-$3.45)*, How Effected: Open market

* Full information regarding the number of shares sold at each separate price on each date within the stated range will be provided upon request to the SEC staff, the Issuer, or a security holder of the Issuer.
Other persons with the right to receive dividends or sale proceeds: (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Blocker Amendment. On May 14, 2026, Kaufman Kapital and the Issuer entered into Amendment No. 3 to the Convertible Note (the "Blocker Amendment"), pursuant to which a 9.99% beneficial ownership limitation was added to the Convertible Note. Under the Blocker Amendment, Kaufman Kapital may not convert any portion of the Convertible Note (whether principal or accrued interest) to the extent that, after giving effect to such conversion, Kaufman Kapital would beneficially own in excess of 9.99% of the outstanding shares of Common Stock. The Maximum Percentage may be increased or decreased upon not less than sixty-one (61) days' prior written notice. A copy of the Blocker Amendment is filed as Exhibit C hereto.

Second Amended and Restated Senior Secured Promissory Note. On May 15, 2026, Kaufman Kapital advanced an additional $750,000 to the Issuer, and the Issuer issued a Second Amended and Restated Senior Secured Promissory Note in the principal amount of $3,000,000 (the "Current Secured Note"), which amends and restates the Amended and Restated Senior Secured Promissory Note dated April 17, 2026. The Current Secured Note consolidates (i) the initial $1,500,000 advance made on January 28, 2026, (ii) the $750,000 additional advance made on April 17, 2026, and (iii) the $750,000 additional advance made on May 15, 2026. The Current Secured Note bears interest at 8% per annum, matures on January 28, 2027, and is not convertible into Common Stock. The Issuer's obligations under the Current Secured Note are secured under the Security Agreement. Among the negative covenants, the Current Secured Note prohibits the Issuer from making any prepayments under the Convertible Note while the Current Secured Note remains outstanding. A copy of the Current Secured Note is filed as Exhibit D hereto.

The Convertible Note, as amended by the May 2026 Agreement and the Blocker Amendment, continues to be outstanding with a remaining principal balance of $2,900,000 and approximately $665,000 of accrued and unpaid interest as of the date hereof. The Convertible Note bears interest at 8% per annum (as reduced by the May 2026 Agreement, effective May 7, 2026; interest accrued at 12% prior to that date), matures on December 31, 2027, and is convertible at any time at the option of the holder at a fixed conversion price of $0.7582 per share, subject to the 9.99% beneficial ownership limitation. Both outstanding principal and accrued interest are convertible into Common Stock. The Issuer's obligations under the Convertible Note continue to be secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement. The Issuer may not prepay more than $2,400,000 of principal prior to September 30, 2027 without the consent of Kaufman Kapital.

Except as described above and in the documents previously filed with the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement (previously filed with the Original 13D)

Exhibit B: Warrant Exercise and Amendment to Note and Warrant Agreement, dated May 7, 2026 (previously filed with Amendment No. 3)

Exhibit C: Amendment No. 3 to Convertible Note (Blocker Amendment), dated May 14, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on May 15, 2026)

Exhibit D: Second Amended and Restated Senior Secured Promissory Note, dated May 15, 2026, in the principal amount of $3,000,000 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 15, 2026)

## Signatures
- Kaufman Kapital LLC: Daniel L. Kaufman, Sole Member and Manager (05/15/2026)
- Daniel Louis Kaufman: Daniel Louis Kaufman, Daniel Louis Kaufman, individually (05/15/2026)